N E W S R E L E A S E

May 1, 2012

Nevsun Announces Q1 2012 Results Release Date

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) plans to release its first quarter 2012 financial results on Wednesday May 9, 2012 pre-market open.

The Company also plans to hold a conference call on Thursday, May 10 at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the quarterly results. Dial in details are as follows:

North America: 416-340-2219 / 1-866-226-1793

UK: 800-2787-2090 (toll free)

Other International: +416-340-2219

The conference call will be available for replay until May 24, 2012 by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 5429908.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com